SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONDEMNS ILLEGAL WILDCAT STRIKE BY
BELGIAN ATC CONTROLLERS ON TUES, 2 JUNE
OVER 100 CHARLEROI FLIGHTS CANCELLED AT SHORT NOTICE DISRUPTING 20,000 PASSENGERS

Ryanair, Europe's No.1 airline, condemned today's (2 June) illegal wildcat strike by Belgian ATC controllers, which unfairly forced the short notice cancellation of 100 Ryanair flights to/from Charleroi and Zaventem Airports, disrupting almost 20,000 passengers.

It is unacceptable that passengers travelling to/from Belgium today (2 June) are suffering flight cancellations and delays as a result of a tiny number of Belgian air traffic controllers' decision to strike with zero notice given to airlines who pay millions of euros annually for ATC services, which have been withdrawn today without any prior notice. If Belgian ATC controllers must go on strike, they should provide fair and sufficient notice - at least 24 hours - so that airlines can reorganise flights and protect passengers - many of whom are travelling on holidays with young families - from unnecessary cancellations.

The Draghi Report called on Europe to deliver competitiveness, but nothing highlights the failure of Europe competitiveness under "Useless Ursula" von der Leyen more than these latest ATC strikes. The EU Commission has a duty to protect the single market for air travel yet zero progress has been made. Every year ATC controllers hold European citizens to ransom, and "Useless Ursula" von der Leyen does nothing about it - except make speeches.

Ryanair's Michael O'Leary said:

"While we respect the right to strike, it is unacceptable that airlines were given zero notice of today's Belgian ATC strike. As a result, airlines were forced to cancel flights at short notice, unfairly impacting thousands of passengers travelling to/from Belgium - many of whom are now stranded at Charleroi and Zaventem Airports. There is no need for passengers to suffer short notice cancellations due to Belgian ATC strikes. If controllers must strike, they should provide fair notice to airlines, so we can reorganise schedules to minimise the impact of these ATC strikes on ordinary citizens who pay for these high priced but low service ATC.

It is unacceptable that European citizens are once again being held to ransom by a tiny number of ATC controllers engaging in recreational strikes without fair notice. Ryanair has repeatedly called on the EU Commission to reform Europe's broken ATC system to protect passengers from these ATC strikes, but "Useless Ursula" von der Leyen continues to sit on her hands doing nothing while a tiny number of European Air Traffic Controllers once again hold European citizens to ransom with today's zero notice strikes."

ENDS

For further info
please contact:               Ryanair Press Office
T: +353-1-9451799
E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 June, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary